Caledonia Mining Signs Marketing Agreement with MRI Trading AG

Toronto, Ontario – January 31, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce it has appointed MRI Trading AG as the worldwide agent for Caledonia Nama Limited, excluding China and Taiwan which is handled by Pan Asian Oasis Inc., for the marketing and administration of long term cobalt hydroxide off-take agreements.

MRI Trading AG is a top-tier trader of non-ferrous concentrates, minor metals and other raw materials. It is part of the MRI Group of companies and a leading investment and trading group in the commodities arena. The MRI Group has a global presence through its offices in Beijing and Shanghai, Santiago de Chile, Lubumbashi, Johannesburg, New Delhi and Brisbane.

Pan Asian Oasis Inc. has for the past few years been active in assisting major refineries and companies in China and Taiwan with securing long term strategic supplies of cobalt, copper and other non-ferrous metals.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck                        Andrew Smith

Caledonia Mining

BuckBias                          RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7882